UNITED HERITAGE CORPORATION

April 4, 2008

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Heritage Corporation
Form 10-KSB for the fiscal year ended March 31, 2007
Filed July 16, 2007
Form 10-QSB for the quarter ended June 30, 2007
Filed August 20, 2007
Form 10-QSB for the quarter ended September 30, 2007, as amended
Filed November 14, 2007
Form 10-QSB for the quarter ended December 31, 2007,
Filed February 19, 2008
Form 8-K filed December 4, 2007
File No. 1-10179

Dear Mr. Schwall:

We are submitting this letter to request your clearance of the Company’s responses to the comments contained in the Staff’s letter dated March 28, 2008. Once we receive the Staff’s clearance, we will electronically transmit conformed copies of Amendment No. 1 to Form 10-KSB for the fiscal year ended March 31, 2007, Amendment No. 1 to Form 10-QSB for the quarter ended June 30, 2007, Amendment No. 2 to Form 10-QSB for the quarter ended September 30, 2007, Amendment No.1 to Form 10-QSB for the quarter ended December 31, 2007, and Amendment No. 1 to Form 8-K filed December 4, 2007. References herein to the “Company” refer to United Heritage Corporation.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Form 10-KSB for the fiscal year ended March 31, 2007

Form 10-QSB for the quarter ended June 30, 2007

Form 10-QSB for the quarter ended September 30, 2007, as amended

Form 10-QSB for the quarter ended December 31, 2007

Controls and Procedures

1.	We note your response to our prior comment 23. State when you will amend your Form 10-KSB and your Form 10-QSBs for the quarter ended June 30, 2007 and September 30, 2007 to provide this disclosure.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
April 4, 2008

Response: In response to the Staff’s comment, the Company intends to file the amendments to our referenced annual and quarterly filings to include the requested disclosure for the period covered by each report upon the Staff’s approval of the Company’s proposed amendments.

2.
In your response to our prior comment 23, and in your Form 10-QSB filed for the quarter ended December 31, 2007 you state that your officers concluded that your disclosure controls and procedures are not effective to ensure that “information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive that that included in your disclosure. Specifically, “disclosure controls and procedures include, without limitation, controls and procedures designed to insure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s conclusion does not state whether your disclosure controls and procedures are, or are not, effective at accomplishing these items. Please revise your officer’s conclusion to state whether your disclosure controls and procedures are, or are not, effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Response: In response to the Staff’s comment, the Company intends to amend its annual and quarterly filings to include the following disclosure which will be as of the end of the period covered by each report:

“We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. The evaluation was undertaken in consultation with our accounting personnel. Based on that evaluation, information about which is included in the following paragraph, the Chief Executive Officer and the Chief Financial Officer concluded that, our disclosure controls and procedures are not (a) effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, or (b) designed to insure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In July 2007 our auditors, in reviewing our financial statements, determined that a material weakness existed in the processes, procedures and controls related to the preparation of our quarterly and annual financial statements. We believe this weakness is attributable to our loss of accounting personnel. Accordingly, in connection with the preparation of this report, our auditors discovered that our remaining accounting personnel did not correctly apply new accounting standards to certain complex transactions, which resulted in the need for adjustments to our financial statements. Due to our lack of adequate accounting personnel, our disclosure controls and procedures are not currently designed insure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Moreover, due to the difficulty experienced by our remaining accounting personnel in applying new accounting standards to complex transactions, and the fact that we therefore depend on our auditors to review and discern any apparent errors in our financial statements prior to filing with the Commission, our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. This material weakness could result in the reporting of financial information and disclosures in future consolidated annual and interim financial statements that are not in accordance with generally accepted accounting principles.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
April 4, 2008

We have determined that in order to remedy this weakness our accounting personnel will need to obtain additional training or we will be required to hire an individual who has the accounting expertise that we currently lack. Due to a lack of funds, we have done neither of these.

There was no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

3.
We note your response to our prior comment 25 and reissue it. You are required to provide the information requested in Item 308(c) of Regulation S-K in regard to any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph 13a-15(d) that occurred during your last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please amend your Form 10-KSB and your Form 10-QSBs for the quarter ended June 30, 2007 and September 30, 2007 accordingly.

Response: We refer you to our response to the Staff’s comment number 2, which contains the requested disclosure.

4.
Revise your Form 10-QSB filed for the quarter ended December 31, 2007, to state whether you had any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph 13a-15(d) that occurred during your last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as opposed to changes that could significantly affect your internal controls subsequent to the date of their evaluation.

Response: We refer you to our response to the Staff’s comment number 2, which contains the requested disclosure.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
April 4, 2008

Engineering Comments

Form 8-K filed December 4, 2007

Exhibit 99

About United Heritage Corporation

5.
We note your attribution of “estimated 168 million barrels of oil in place” to the Wardlaw Field in Edwards County, Texas. Please amend this to remove any disclosure of hydrocarbon volumes other than proved reserves as prescribed by paragraph 5 of the Instructions to Item 102 of Regulation S-K.

Response: In response to the Staff’s comment, we have removed any disclosure of hydrocarbon volumes as the Company does not have proved reserves as prescribed by paragraph 5 of the Instructions to Item 102 of Regulation S-K.

6.
Please furnish to us a summary of the technical data you used in your determination “that ultimate recovery could be in the region of 40%.” Address the differences between this statement and your March 4, 2008 response to us wherein you state “as much as (only) 30% of the oil-in-place could possibly be recovered.”

Response: In response to the Staff’s comment, we provide the following summary paragraph from a report titled “Improved Oil Production for the Wardlaw Glen Rose A Dolomite” by Dr. Myron Kuhlman and MK Tech Solutions Inc., dated June 2007:

“Simulations with STARS [a reservoir simulation model] summarized in this report suggest that production from the Wardlaw field, a dolomite in Edwards County, Texas can be enhanced by either water flood, two years of 10 cp polymer solution followed by water or three years of steam injection followed by water. The very shallow field, which contains 168 million barrels, has only produced 2.6 percent of its OOIP [Original Oil in Place] in sixty years because it has little reservoir energy and does not appear to have an effective natural water drive. Simulations suggest that up to 47 percent of OOIP can be produced from 1.25 acre patterns within six years by injecting a gas:steam mixture for three years to reduce the oil’s viscosity and provide reservoir energy, then injecting water. Water flooding or polymer flooding appear to produce 38 and 42 percent of OOIP, respectively.”

A complete copy of the June 2007 report is provided herewith pursuant to a FOIA Confidential Treatment Request.

The statement in our March 4, 2008 response to the Staff that recovery could be as much as 30% is derived from an older study performed by Surtek Inc. in 1996 and related to the estimated recovery in the initial production phase.

7.	We note your statement “…the Company expects to complete a pilot project on this acreage during the first quarter of 2008.” Please tell us the results of this pilot project.

Response: In response to the staff’s comment, we advise the Staff that the pilot project is not yet complete due to regulatory delays. Specifically, the pilot project requires a permit from the Texas Railroad Commission. While the Company has received a permit for fluid injection at 230 to 250 ft with respect to the hydrocarbon formation known as “Glen Rose A”, the Company needs an additional permit to proceed with fluid injection at 275 to 305 ft with respect to the hydrocarbon formation known as “Glen Rose E”. The Company is still in the process of obtaining the required permit.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
April 4, 2008

We acknowledge that:

•	United Heritage Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	United Heritage Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call our counsel Kevin Friedmann of Richardson & Patel LLP at (212) 907-6688. If you have further comments, we ask that you forward them by facsimile to Mr. Friedmann at (212) 907-6687.

We look forward to hearing from you shortly.

Very truly yours,

/s/ Joseph F. Langston
Joseph F. Langston
Chief Financial Officer